Exhibit 1.1

August 18, 2015

GIA Investments Corp.
Room B1, 14F, No. 85, Section 4
Ren’ai Road, Da’an District
Taipei City, Taiwan

Attention: En Ming Tseng

Re:   Resignation from Board of Directors

Dear En Ming Tseng:

I hereby resign as a member of the Board of Directors of GIA Investments Corp., a Nevada corporation, which resignation is effective the date specified above.

Respectfully submitted,

/s/ Heer Hsiao

Heer Hsiao